Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February [ ], 2018

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Highmore Managed Volatility Fund (S000054978)
Highmore Sustainable All-Cap Equity Fund (S000061418)

Dear Ms. Browning:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on January 29, 2018, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 30 to its registration statement. PEA No. 30 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on December 15, 2017, for the purposes of registering one new series of the Trust, the Highmore Sustainable All-Cap Equity Fund, and updating disclosure regarding an existing series, the Highmore Managed Volatility Fund (each a “Fund”, and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 30.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.  Where indicated, comments provided by the Staff apply to similar disclosures for each Fund, and the Trust’s responses are equally applicable to both Funds.

GENERAL COMMENTS

1.
Staff Comment: The Staff notes that PEA No. 30 was not submitted with R tagging to show revisions made in comparison to the previous filing of the registration statement.  Please confirm the Trust understands that all amendments should include proper R tagging to show any changes made against a previous amendment filing, as required by Rule 472(a) under the Securities Act of 1933, as amended (the “1933 Act”).

Response: The Trust confirms supplementally that the Trust is aware of the requirements for R tagging under Rule 472(a), and undertakes to ensure that all future amendment filings include R tagging to the extent required by Rule 472(a).

2.
Staff Comment: The Staff notes the EDGAR series and class identifiers for the Oakhurst Strategic Defined Risk Fund (Series S000054556) were included with this filing. Confirm supplementally that this fund was included erroneously and ensure that all future filings only reference the series and class identifiers relevant to each filing.

Response: The Trust confirms supplementally that the Oakhurst Strategic Defined Risk Fund was not intended to be included with PEA No. 30 and undertakes to reference only the relevant EDGAR series and class identifiers for future filings.

PROSPECTUS

Highmore Managed Volatility Fund – Summary Section

3.
Staff Comment: Regarding the narrative disclosure preceding the “Fees and Expenses of the Fund” section of the Prospectus, include the cross-reference to the Funds’ Statement of Additional Information (“SAI”) as required by Item 3 of Form N-1A. Alternatively, confirm supplementally to the Staff that all disclosure required by Item 23(a) of Form N-1A is contained within the Prospectus (this comment applies to both Funds).

Response: The Trust responds by confirming supplementally that all information regarding sales charge and other discounts is currently included in the Prospectus under the sub‑heading entitled “Advisor Class Sales Charge Reductions and Waivers,” as permitted by Item 23(a) of Form N-1A. The Trust further confirms there is no disclosure in the SAI that would require the cross-reference required by Item 3 of Form N-1A.

4.
Staff Comment: The Staff notes the Fund may utilize leverage and short sales as part of its principal investment strategies; confirm supplementally that the costs associated with utilizing leverage and short sales are included within the “Other Expenses” line item in the “Fees and Expenses of the Fund” table.

Response: The Trust confirms supplementally that the Fund’s expenses associated with utilization of leverage and short sales have been included in the “Other Expenses” line item in the “Fees and Expenses of the Fund” table.

5.	Staff Comment: With regard to footnote 1 of the “Fees and Expenses of the Fund” table (“Footnote 1”), please address the following (this comment applies to both Funds):

a.
file a copy of the executed expense limitation agreement between the Advisor and the Trust, on behalf of the Funds (the “Expense Limitation Agreement”), referenced in Footnote 1 as an exhibit to Part C of the registration statement.

b.	clarify Footnote 1 to state that the period of repayment or recoupment is within three years of the date of recoupment, rather than three fiscal years.
c.	revise the last sentence in Footnote 1 to clarify that the repayment of the Advisor is subject to the Expense Cap.

Response: The Trust responds as follows:

a.	The Trust confirms the Expense Limitation Agreement has been filed as an exhibit to PEA No. [ ].
b.	The Trust responds by making the requested revision.

c.
The Trust responds by revising the last sentence of Footnote 1 to read as follows: “The Advisor may request recoupment of previously waived fees and reimbursed expenses from the Fund for three ~~fiscal~~ years from the date they were waived or reimbursed, provided that after payment of the recoupment the Total Annual Fund Operating Expenses do not exceed ~~Fund is able to make the recoupment without exceeding~~ the lesser of the Expense Cap (i) in effect at the time of the waiver or reimbursement, or (ii) in effect at the time of recoupment.”

6.
Staff Comment: Confirm the Example only takes the Expense Cap into account for the current contractual term covered by the Expense Limitation Agreement referenced in Footnote 1 (this comment applies to both Funds).

Response: The Trust confirms supplementally that the Example for each Fund only takes the Expense Cap into account for the current contractual term covered by the Expense Limitation Agreement.

7.
Staff Comment: The Staff notes the SAI indicates that the Managed Volatility Fund and the Advisor are subject to regulation under the Commodity Exchange Act (“CEA”) as a commodity pool and Commodity Pool Operator, respectively. Clarify whether the Managed Volatility Fund reserves the right to invest in commodity interests and to the extent such investments are a principal investment strategy of the Fund, include relevant strategy and risk disclosures in the Prospectus pursuant to Items 4 and 9 of Form N-1A.

Response: The Trust responds supplementally that the Managed Volatility Fund is considered a commodity pool due to the Fund’s investments in forward contracts, futures contracts, options on futures contracts and swaps, which are deemed to be commodity interests under the CEA.  The Trust also responds supplementally that the Advisor is registered with the National Futures Association as a “commodity pool operator.” The Trust responds further by confirming supplementally that the Trust believes the discussion of the principal investment strategies and risks of the Fund included in the Prospectus adequately addresses the Fund’s use of these types of investments and the attendant risks.

8.
Staff Comment: The Staff notes disclosure under the sub-heading “Multi-Manager Structure and Sub-Strategies” included in the discussion of the Managed Volatility Fund’s Principal Investment Strategies refers to the Fund’s Sub-Advisors and Trading Sub-Advisor.  The Staff further notes the Trust has obtained exemptive relief with respect to the Fund’s multi-manager structure.  Please respond to the following:

a.
Provide greater clarity in the discussion of the Principal Investment Strategies regarding the Trading Sub-Advisor’s role with the Fund, including differentiating the Trading Sub-Advisor’s duties from those of the Sub-Advisors.

b.
If the Trading Sub-Advisor is a Commodity Trading Advisor (“CTA”) registered with the Commodities Futures Trading Commission, please use specific CTA terminology to the extent possible to differentiate the Trading Advisor from the Sub-Advisors.

c.	Confirm the appointment of the Trading Sub-Advisor is permissible under the Fund’s exemptive order, and clarify related disclosure in the Prospectus to this extent.
d.	Confirm whether any Sub-Advisor or the Trading Sub-Advisor is an affiliate of the Advisor.

Response: The Trust responds as follows:

a.	The Trust has revised applicable disclosure under the sub-heading “Multi-Manager Structure and Sub-Strategies” in the discussion of the Fund’s Principal Investment Strategies as follows:

“Multi-Manager Structure and Sub-Strategies. The Fund employs a multi-manager structure to invest in the sub-strategies described below. The Advisor is responsible for allocating the Fund’s assets among one or more investment sub-advisors (each a “Sub-Advisor,” and together, the “Sub-Advisors”)~~, as well as any~~ and a trading sub-advisor~~s~~ (~~each a~~the “Trading Sub-Advisor”), and may also manage a portion of the Fund’s assets directly. Each Sub-Advisor is registered as an investment advisor with the U.S. Securities and Exchange Commission and manages investments in securities with its allocated portion of the Fund’s assets.  The Trading Sub-Advisor is registered as a commodity trading advisor (“CTA”) with the Commodity Futures Trading Commission (“CFTC”) and manages investments in commodity futures contracts with its allocated portion of the Fund’s assets.  Each Sub‑Advisor and Trading Sub-Advisor acts independently from one another and may employ one or more of the sub-strategies described below, except that the Trading Sub-Advisor manages investments solely in commodity futures contracts and other investments regulated by the CFTC. Multiple Sub-Advisors and the Trading Sub-Advisor may be utilized within a given strategy, but with the intent to gain access to different investment approaches.”

b.	The Trust responds by making the requested revision.

c.
The Trust’s application for the multi-manager exemptive order provides that “[a]ny Subadviser will either be registered under the Advisers Act or not be subject to such registration” (emphasis added). Consistent with Staff guidance, the Trading Sub-Advisor is not required to be registered under the Investment Advisers Act of 1940 because it provides advice solely regarding matters that do not concern securities.[1] The Trust confirms supplementally that the Trading Sub-Advisor is a sub-advisor within the scope of the exemptive order and, therefore, the appointment of the Trading Sub-Advisor is in compliance with the exemptive order. The Trust responds further by revising related disclosure under the “Management of the Funds” section of the Prospectus, and the sub-heading entitled “Investment Advisory Agreement”:

“The Funds and the Advisor have received an exemptive order from the SEC that allows the Advisor to hire new Sub-Advisor(s) or Trading Advisor(s) or terminate the Sub-Advisor(s) or Trading Advisor(s) and reallocate the Fund’s assets among other Sub-Advisors or Trading Advisor(s) without shareholder approval. The Advisor, subject to the approval of the Board, may enter into new or materially modify an existing sub-advisory agreement with any Sub-Advisor(s) or Trading Advisor(s) without shareholder approval.”

d.	The Trust confirms supplementally that neither any of the Sub-Advisors nor the Trading Sub-Advisor is an affiliate of the Advisor.

1 See https://www.sec.gov/divisions/investment/issues-of-interest.shtml at “Persons Who Provide Advice Solely Regarding Matters Not Concerning Securities”.

9.
Staff Comment: The Staff notes the Fund may invest in exchange-traded funds (“ETFs”) as a principal investment strategy. To the extent the Fund’s acquired fund fees and expenses (“AFFE”) will be greater than 0.01%, include a separate line item for AFFE in the Fees and Expenses of the Fund table, as required by Instruction 3(f)(i) to Item 3 of Form N-1A. (this Comment applies to both Funds). Also, revise risk disclosures related to ETFs to clarify that investors may invest directly in ETFs, and thereby avoid duplicative fees.

Response: The Trust responds by confirming supplementally that, for the fiscal year ended October 31, 2017, the Managed Volatility Fund’s AFFE did not exceed 0.01% of the Fund’s average net assets. Similarly, the estimated AFFE for the Sustainable All-Cap Equity Fund for the Fund’s initial year of operations does not exceed 0.01% of the Fund’s average net assets. The Trust responds further that AFFE of less than 0.01% has been included in the “Other Expenses” line item in the “Fees and Expenses” of the Fund table for each Fund, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Furthermore, the Trust has revised disclosure under the discussion of Principal Risks regarding the Fund’s investments in ETFs as follows:

“Investment in Other Investment Companies Risk. Investments in other investment companies, including ETFs, are subject to market and management risk. In addition, if the Fund acquires shares of other investment companies, its shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the other investment companies. Shareholders may invest directly in such other investment companies, including ETFs, in order to incur only the expenses associated with investments directly in such other investment companies. Investments in ETFs are subject to….”

10.
Staff Comment: Confirm whether the disclosure regarding the Managed Volatility Fund’s investments in derivatives instruments are in accordance with the principles outlined in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) (the “Barry Miller Letter”).

Response: The Trust confirms supplementally that disclosures related to the Fund’s investments in derivative investments have been made in accordance with the guidance outlined in the Barry Miller Letter.

11.
Staff Comment: Confirm the disclosure of the principal investment strategies and principal risks related to investments in swap agreements specifically addresses each type of swap in which the Fund may invest. Also, further explain how the Fund utilizes swaps (e.g., whether the Fund will write or purchase swaps).

Response: The Trust confirms supplementally that the following disclosure currently in the Prospectus under the paragraph entitled “Investment Types” is inclusive of all types of swaps in which the Fund may invest: “The Fund’s use of derivative investments may include…swaps (including equity swaps, swaps on index futures, total return swaps, commodity swaps, swaps on commodity futures, interest rate swaps, swaps on options, and credit default swaps)”. The Trust responds further by revising the current disclosure to clarify that the Fund may be the buyer or seller of such swap agreements.

The Trust responds further by revising the current risk disclosures in the Prospectus related to the Fund’s use of swaps to read as follows:

Summary Section

“Swaps.

[…]

To the extent that the Fund invests in different types of swaps, the Fund will also be exposed risks of the underlying investment in the swap transaction (e.g.¸ equity security risks for equity swaps). Certain types of swaps, such as credit default swap agreements, involve special risks because they may be difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). Some interest rate swaps may involve the risk that they do not fully offset adverse changes in interest rates.”

Statutory Section

“Swaps.… If the counterparty defaults, the Fund will have contractual remedies, but there can be no assurance that the counterparty will be able to meet its contractual obligations or that the Fund will be able to enforce its rights. To the extent that the Fund invests in different types of swaps, the Fund will also be exposed risks of the underlying investment in the swap transaction (e.g.¸ equity security risks for equity swaps). Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment. Additional risks apply for the following types of swaps:

Credit Default Swap Risk. The Fund may enter into credit default swap agreements as a “buyer” or “seller” of credit protection on liquid credit indices. The protection “buyer” in a credit default swap agreement is generally obligated to pay the protection “seller” a periodic stream of payments over the term of the agreement, provided generally that no credit event on a reference obligation has occurred. In addition, at the inception of the agreement, the protection “buyer” may receive or be obligated to pay an additional up-front amount depending on the current market value of the contract. With respect to credit default swap agreements whereby the Fund is a “buyer” of credit protection and that are contractually required to cash settle, the Fund sets aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the contracts. For credit default swap agreements whereby the Fund is a “buyer” of credit protection and that are contractually required to physically settle, or for credit default swap agreements whereby the Fund is deemed to be a “seller” of credit protection, the Fund sets aside the full notional value of such contracts. If a credit event occurs, an auction process is used to determine the “recovery value” of the contract. The seller then must pay the buyer the “par value” (full notional value) of the swap contract minus the “recovery value” as determined by the auction process. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund’s net cash flows over the life of the contract will be the initial up-front amount paid or received minus the sum of the periodic payments made over the life of the contract. However, if a credit event occurs, the Fund may elect to receive a cash amount equal to the “par value” (full notional value) of the swap contract minus the “recovery value” as determined by the auction process. As a seller of protection, the Fund generally receives a fixed rate of income throughout the term of the swap provided that there is no credit event. If a credit event occurs, the Fund will be generally obligated to pay the buyer the “par value” (full notional value) of the swap contract minus the “recovery value” as determined by the auction process. Credit default swaps could result in losses if the creditworthiness of the underlying instrument on which the credit default swap is based is not correctly evaluated. Additionally, if the Fund is a seller of a credit default swap and a credit event occurs, the Fund could suffer significant losses.

Interest Rate Swap Risk. Interest rate swaps are financial instruments that involve the exchange of one type of interest rate for another type of interest rate cash flow on specified dates in the future. Like a traditional investment in a debt security, the Fund could lose money by investing in an interest rate swap if interest rates change adversely. For example, if the Fund enters into a swap where it agrees to exchange a floating rate of interest for a fixed rate of interest, the Fund may have to pay more money than it receives. Interest rate swaps entered into in which payments are not netted may entail greater risk than a swap entered into a net basis. There is a risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited). If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. However, there is a risk that the counterparty will not perform its obligations, which could leave the Fund worse off than if it had not entered into the position. These instruments are subject to high levels of volatility, in some cases due to the high levels of leverage the Fund may achieve with them.”

12.
Staff Comment: Confirm whether the Fund’s investments in convertible securities as a principal investment strategy may include contingent convertible notes (“CoCos”). If so, include attendant risk disclosure and supplementally inform the Staff the extent to which the Fund may invest in CoCos.

Response: The Trust confirms supplementally that the Fund does not invest in CoCos.

13.
Staff Comment: In accordance with Instruction 2 to Item 5 of Form N-1A, clarify disclosure related to the portfolio managers of the Fund to indicate the portfolio managers are “jointly and primarily responsible” for the day-to-day management of the Fund. (this Comment applies to both Funds).

Response: The Trust responds by revising the applicable disclosure in the summary section for each Fund to state that the portfolio managers are “jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.”

Highmore Sustainable All-Cap Equity Fund – Summary Section

14.
Staff Comment: With regard to the use of the term “sustainable” in the Fund’s name, and the Fund’s policy of investing at least 80% of its net assets in equity securities of companies of any market capitalization that demonstrate commitment to sustainable business practices and good corporate citizenship according to socially responsible investing (“SRI”) and environmental, social and corporate governance (“ESG”) criteria established by the Sub-Advisor, please address the following:

a.
The Staff objects to the generalized term “demonstrates commitment.” Please revise the policy to clarify affirmatively that the investments comprising the 80% basket will meet the SRI and ESG criteria.

b.	Clarify with specificity the SRI and ESG criteria the Sub-Advisor applies to define the investable universe for the Fund.

Response: The Trust responds by making the following revisions to disclosures in the Prospectus under the discussion of the Fund’s Principal Investment Strategies:

“Under normal market conditions, the Fund invests at least 80% of its assets (including borrowings made for investment purposes) in equity securities of companies of any market capitalization ~~that demonstrate commitment to~~ with sustainable business practices and good corporate citizenship according to socially responsible investing (“SRI”) and environmental, social and corporate governance (“ESG”) criteria established by the Sub-Advisor, as defined below. The Fund will generally invest in securities of approximately 40 different issuers at any given time, though that number may be higher or lower depending on market developments and investment opportunities.

[…]

In determining the investable universe for the Fund, the Sub-Advisor initially screens out companies using a bottom-up fundamental analysis to determine which companies demonstrate sound fundamentals and a top-down analysis to ensure such companies are appropriately positioned to provide the Fund with long-term capital appreciation in light of economic and geopolitical trends. Within this investable universe, the Sub-Advisor then applies a combination of exclusionary screening, inclusionary screening, and targeted impact (i.e., discretionary) screening in order to select appropriate investments for the Fund according to the Sub-Advisor’s ESG and SRI criteria. ~~seeks companies that, according to internally developed criteria, demonstrate commitment to~~ According to the Sub-Advisor, such criteria is generally demonstrated through sustainable business practices and good corporate citizenship~~. Such behaviors may include~~including, but ~~are~~ not limited to: ~~(a)~~ attempts to alleviate environmental issues (e.g., air, water, or soil pollution); ~~(b)~~ addressing of needs within the healthcare sector; ~~(c)~~ improvements in mass communications; and ~~(d)~~ positive treatment of stakeholders. From time to time, the Fund may concentrate in one or more of the following sectors: technology, industrial, healthcare, and life sciences~~From the investable universe, the Sub-Advisor conducts both a bottom-up analysis to determine which companies demonstrate sound fundamentals and a top-down analysis to ensure such companies are appropriately positioned to provide the Fund with long-term capital appreciation in light of economic and geopolitical trends~~.”

15.
Staff Comment: The Staff notes the Fund has included disclosure in the discussion of its Principal Investment Strategies to the effect that the Fund “may, from time to time, invest a significant amount of its assets in securities of small and mid-sized companies.” Clarify how this investment policy aligns with the Fund’s 80% policy regarding investment in companies of any size, as indicated by the Fund’s name and required pursuant to Rule 35d-1 under the 1940 Act.

Response: The Trust responds by removing the applicable disclosure.

16.
Staff Comment: With regard to the Fund’s investments in real estate investment trusts (“REITs”), supplementally inform the Staff the extent to which the Fund will invest in REITs as a percentage of the Fund’s average net assets. Ensure that the related disclosure addresses all types of REITs in which the Fund may invest as a principal investment strategy, as well as their attendant risks. Also revise risk disclosures related to REITs to clarify that investors may invest directly in REITs, and thereby avoid duplicative fees.

Response: The Trust supplementally informs the Staff that the Advisor anticipates that the Fund will invest up to 15% of its net assets in REITs. The Trust further responds by revising applicable disclosure in the discussion of principal investment strategies to clarify that the Fund will invest in REITs traded on a U.S. exchange.  Furthermore, the Trust has revised disclosure under the discussion of Principal Risks regarding REITs as follows:

“REITs Risk. REITs are companies that own or finance income-producing real estate. Investments in REITs are subject to the risks associated with investing in the real estate industry such as adverse developments affecting the real estate industry and real property values, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. The Fund’s investments in REITs also subject it to management and tax risks. In addition, if the Fund acquires shares of REITs, its shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the REITs. Shareholders may invest directly in such REITs in order to incur only the expenses associated with investments directly in REITs.”

17.	Staff Comment: Please define the term “valuation target” in plain English, as that term is defined under Rule 421(d) of the Securities Act of 1933 (the “Securities Act”).

Response: The Trust responds by amending applicable disclosure in the discussion of the Fund’s Principal Investment Strategies as follows:

“The Fund generally will sell a security when, among other considerations, the ~~security has reached its valuation target~~Sub-Advisor believes the security can no longer provide value to shareholders or the Sub-Advisor identifies the deterioration of a company’s fundamentals and/or ability to respond positively to economic and geopolitical trends.”

18.	Staff Comment: In accordance with Item 9(b)(i) of Form N-1A, include disclosure regarding when the Fund may engage in a temporary defensive position. (this comment applies to both Funds).

Response: The Trust responds by adding the following disclosure to the discussion of additional information regarding the principal investment strategies for the Funds:

“A Fund may, from time to time, deviate entirely from its investment objective and principal investment strategies in an attempt to respond to adverse or unstable market, economic, political, or other conditions when the Advisor or Sub-Advisor deems it appropriate to do so. During such an unusual set of circumstances, a Fund may hold up to 100% of its portfolio in cash or cash equivalent positions (e.g., money market securities, U.S. Government securities, and/or similar securities). When a Fund takes a temporary defensive position, the Fund may not be able to pursue or achieve its investment objective.”

19.
Staff Comment: Please elaborate on the “ethical screening guidelines” mentioned in the Fund’s Ethical Investment Risk and include related disclosure within the Fund’s Principal Investment Strategies as is relevant.

Response: The Trust responds by replacing “Ethical Investment Risk” disclosure with a “Sustainability Considerations Risk” as follows:

“Sustainability Considerations Risk. The Fund’s focus on ESG and SRI criteria may limit the number of investment opportunities available to the Fund and securities of companies with ESG and SRI practices may shift into and out of favor depending on market and economic conditions. As a result the Fund may at times underperform funds that are not subject to similar investment considerations.”

Additional Information Regarding the Investment Objectives, Principal Investment Strategies and Related Risks

20.	Staff Comment: Please disclose the notification period for changes to the Funds’ investment objectives under the Investment Objectives sub-heading.

Response: The Trust undertakes to amend disclosure to state as follows:

“Each Fund’s objectives are not fundamental, and may be changed by the Board without shareholder approval upon 60 days’ prior written notice to shareholders.”

21.
Staff Comment: Confirm that all principal investment strategies and associated risks disclosed within each Fund’s Summary Section are also addressed in the discussion of Principal Investment Strategies and Principal Risks in this section as required by Item 9 of Form N-1A.

Response: The Trust confirms supplementally that all principal investment strategies and principal risks addressed in the Summary Section for each Fund are also included in the section of the Prospectus entitled “Additional Information Regarding the Investment Objectives, Principal Investment Strategies and Related Risks.”

22.	Staff Comment: Please define the term “SFE Investment Counsel” as it appears on page 20 of the Prospectus.

Response: The Trust has revised the reference to “SFE Investment Counsel” on this page to instead refer to “the Sub-Advisor.”

23.
Staff Comment: The Staff notes the Fund may concentrate in a number of sectors, though the SAI discloses that the Fund may not concentrate its investments in a particular industry, as a matter of fundamental policy. Please reconcile this discrepancy. Please also revise the policy stated in the Fund’s prospectus to indicate an affirmative policy with regard to any concentration in an industry or group of industries, and clarify any circumstances under which the concentration policy may change, pursuant to Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (October 30, 1975).

Response: The Trust notes the fundamental policy set forth in the SAI states that the Fund may not concentrate investments in a particular industry, though the Prospectus discloses the Fund may concentrate within particular sectors (emphasis added). The Trust does not consider these two positions to be inconsistent because the requirements of Section 8(b)(1)(E) under the 1940 Act is not applicable to concentration in a “sector” or “group of sectors”.  In this regard, a sector may encompass many industries, and is therefore broader than an “industry” as used in a Fund’s concentration policy. Accordingly, to the extent more than 25% of a Fund’s total assets may be invested in a sector, the Fund would not be concentrated in securities of issuers in any particular industry. The Trust respectfully declines to amend the current disclosures in the Prospectus with regard to concentration in a group of sectors. The Trust confirms supplementally that the Fund will comply with its fundamental investment restriction prohibiting concentration in an industry.

24.	Staff Comment: Amend the Funds’ disclosure within the section entitled “How to Redeem Shares of the Funds” to conform to Item 11(c) of Form N-1A.

Response: The Trust undertakes to amend disclosure as follows:

“~~If you redeem through a financial intermediary, the financial intermediary may charge you a transaction fee.~~ Shareholders may redeem shares of the Funds by mail, telephone, through a systematic withdrawal plan (“SWP”) or through a financial intermediary, and may receive the proceeds of redemption by check, wire or via electronic funds transfer through the ACH network. Redemptions will be processed only on a day during which the NYSE is open for business. Note that a Fund may automatically redeem shares without actions from shareholders in accounts below $1,000 (see “Small Accounts” below). If you purchased your shares by check, you may not receive your redemption proceeds until your check has cleared, which may take up to 15 calendar days. ~~Redemptions will be processed only on a day during which the NYSE is open for business. You may receive the proceeds of redemption by check, wire or via electronic funds transfer through the ACH network.~~ Please note that certain fees may apply depending on the timing or manner in which you redeem shares. The Funds typically expect that it will take one to three days following the receipt of your redemption request in good order and prior to market close to pay out redemption proceeds. However, while not expected, payment of redemption proceeds may take up to seven days.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact me at (414) 765‑5208.

Very truly yours,

/s/ Rachel Spearo
Rachel Spearo, Secretary
Series Portfolios Trust

CC:     Marco Adelfio, Goodwin Procter LLP